

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 15, 2014

Via E-mail
Mr. Michael S. Burnett
Chief Financial Officer
AV Homes, Inc.
8601 N. Scottsdale Road, Suite 225
Scottsdale, Arizona 85253

> RE: **AV Homes, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed August 4, 2014**
> **File No. 1-7395**

Dear Mr. Burnett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition…, page 24

Results of Operations, page 28

1. On page 31, you indicate that during the year ended December 31, 2013, compared to the year ended December 31, 2012, the number of homes closed increased by 57% and the related revenues increased by 65%. Please revise your consolidated and segment

disclosures to more fully address the reasons for changes in the number of home closings and average sales prices during each period presented. Also, please more fully disclose and discuss the impact of sales incentives and cancellations, by segment, during each period presented. Please show us supplementally what your revised disclosures will look like.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 31

2. We note on pages 32 and 33 that you disclose the measures contribution margin (gross margin less commissions and excluding impairment charges) and average contribution margin (excluding impairments). In future filings please either remove these measures from your filing or fully comply with the requirements to present these non-GAAP measures. Please also ensure that you discuss the most comparable GAAP financial measure whenever you discuss contribution margin or average contribution margin, if applicable. Please show us supplementally what your revised disclosures will look like. Refer to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 34

Cash Flows, page 34

3. In your discussions of operating cash flows, please discuss the changes in working capital components that impacted cash flows from operations for all periods presented. In future filings please expand your disclosures to discuss the underlying reasons for changes in material components, including receivables, land and other inventories, accounts payable, estimated development liability and accrued and other liabilities. Please show us supplementally what your revised disclosures will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

4. In future filings please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented, if applicable. Also, if you believe non-compliance is reasonable possible, please disclose actual and required ratios/amounts.

Financial Statements

Note1 – Basis of Financial Statement Presentation…, page 47

Land and Other Inventories, page 48

5. You indicate that in 2013, you changed your plans to sell certain assets, resulting in the reclassification of these assets to Land and Other Inventories and a reversal of previously recorded impairment expense of $958. Please tell us how you determined that it was appropriate to reverse your previously recorded impairment expense. Please tell us what

consideration you gave to ASC 360-10-35-44. Please cite the accounting literature used to support your conclusions.

Note 11 – Commitments and Contingencies, page 60

6.   You indicate that liabilities or costs arising out of pending litigation is not expected to have a material adverse effect on your business, consolidated financial position or results of operations. In future filings, please revise your disclosure to also address the expected impact on your cash flows as well.

Form 10-Q for the Period Ended June 30, 2014

Note 1 – Summary of Significant Accounting Policies, page 5

Non-Controlling Interest, page 7

7.   You disclosed that at December 31, 2013, you consolidated an investment in a LLC where you were determined to be the primary beneficiary due to a related party affiliation. At June 30, 2014, you were no longer considered the primary beneficiary of this LLC and therefore deconsolidated this LLC in accordance with ASC 810. Please tell us how you determined that it was appropriate to deconsolidate this LLC. Please also tell us how you accounted for this deconsolidation and tell us whether you recognized a gain or loss in net income attributable to the parent. Refer to ASC 810-10-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief